SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Transgenomic, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89365K206

(CUSIP Number of Class of Securities)

Donna M. Cochener Davis Wright Tremaine 1201 Third Avenue, Suite 2200 Seattle, Washington 98101 (206) 757-8271

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 89365K206

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Kevin Douglas
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0-
	6	Shared Voting Power 2,920,000 (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 4,000,000 (1)(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000 (1)(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 5.6% (3)
12	Type of Reporting Person IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 1,600,000 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 1,320,000 shares. The K&M Douglas Trust and James Douglas and Jean Douglas Irrevocable Descendants’ Trust also hold warrants to purchase 800,000 and 660,000 shares of common stock, respectively, at a price of $1.25 per share, however, these warrants are not currently exercisable and will only be exercisable within the next 60 days if the aggregate amount of shares beneficially owned by this affiliated group falls below 4.99% of the total outstanding shares of the Company, at which point the warrants will be exercisable within sixty days only to the extent that such exercise would not cause the beneficial ownership this affiliated group to exceed 4.99% of the outstanding shares.
(3)

Kevin Douglas has dispositive power with respect to 680,000 shares held by the Douglas Family Trust and 400,000 shares held by James E. Douglas III in addition to the shares listed in footnote (1) above. The Douglas Family Trust and James E. Douglas III also hold warrants to purchase 340,000 and 200,000 shares of common stock, respectively, at a price of $1.25 per share, however, these warrants are not currently exercisable and will only be exercisable within the next 60 days if the aggregate amount of shares beneficially owned by this affiliated group falls below

4.99% of the total outstanding shares of the Company, at which point the warrants will be exercisable within sixty days only to the extent that such exercise would not cause the beneficial ownership this affiliated group to exceed 4.99% of the outstanding shares.
(3)	Based on 71,379,822 shares of common stock outstanding, calculated as follows (a) 49,379,822 shares of the Issuer’s common stock outstanding as of November 11, 2011 as reported on its Form 10-Q for the quarter ended September 30, 2011 filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2011, plus (b) 19,000,000 shares issued to investors in a private placement transaction and (c) an additional 3,000,000 shares issued to Third Security affiliates in connection with the closing of that transaction, as disclosed by the Issuer in a current report on Form 8-K dated February 7, 2012.

SCHEDULE 13G

CUSIP No. 89365K206

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Michelle Douglas
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0-
	6	Shared Voting Power 2,920,000 (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 2,920,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,920,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.1% (2)
12	Type of Reporting Person IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 1,600,000 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 1,320,000 shares. The K&M Douglas Trust and James Douglas and Jean Douglas Irrevocable Descendants’ Trust also hold warrants to purchase 800,000 and 660,000 shares of common stock, respectively, at a price of $1.25 per share however, these warrants are not currently exercisable and will only be exercisable within the next 60 days if the aggregate amount of shares beneficially owned by this affiliated group falls below 4.99% of the total outstanding shares of the Company, at which point the warrants will be exercisable within sixty days only to the extent that such exercise would not cause the beneficial ownership this affiliated group to exceed 4.99% of the outstanding shares.
(2)	Based on 71,379,822 shares of common stock outstanding, calculated as follows (a) 49,379,822 shares of the Issuer’s common stock outstanding as of November 11, 2011 as reported on its Form 10-Q for the quarter ended September 30, 2011 filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2011, plus (b) 19,000,000 shares issued to investors in a private placement transaction and (c) an additional 3,000,000 shares issued to Third Security affiliates in connection with the closing of that transaction, as disclosed by the Issuer in a current report on Form 8-K dated February 7, 2012.

SCHEDULE 13G

CUSIP No. 89365K206

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) James E. Douglas III
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 400,000 (1)
	6	Shared Voting Power -0-
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 400,000 (1)(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 400,000 (1)(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.6% (3)
12	Type of Reporting Person OO

(1)	James E. Douglas III also holds a warrant to purchase 200,000 shares of common stock at a price of $1.25 per share however, this warrant is not currently exercisable and will only be exercisable within the next 60 days if the aggregate amount of shares beneficially owned by this affiliated group falls below 4.99% of the total outstanding shares of the Company, at which point the warrants will be exercisable within sixty days only to the extent that such exercise would not cause the beneficial ownership this affiliated group to exceed 4.99% of the outstanding shares.
(2)	Kevin Douglas has dispositive power with respect to the shares held by James E. Douglas III.
(3)	Based on 71,379,822 shares of common stock outstanding, calculated as follows (a) 49,379,822 shares of the Issuer’s common stock outstanding as of November 11, 2011 as reported on its Form 10-Q for the quarter ended September 30, 2011 filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2011, plus (b) 19,000,000 shares issued to investors in a private placement transaction and (c) an additional 3,000,000 shares issued to Third Security affiliates in connection with the closing of that transaction, as disclosed by the Issuer in a current report on Form 8-K dated February 7, 2012.

SCHEDULE 13G

CUSIP No. 89365K206

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) K&M Douglas Trust (1)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 1,600,000 (2)
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 1,600,000 (2)
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 2.2% (3)
12	Type of Reporting Person OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2)	The K&M Douglas Trust also holds a warrant to purchase 800,000 shares of common stock at a price of $1.25 per share however, this warrant is not currently exercisable and will only be exercisable within the next 60 days if the aggregate amount of shares beneficially owned by this affiliated group falls below 4.99% of the total outstanding shares of the Company, at which point the warrants will be exercisable within sixty days only to the extent that such exercise would not cause the beneficial ownership this affiliated group to exceed 4.99% of the outstanding shares.
(3)	Based on 71,379,822 shares of common stock outstanding, calculated as follows (a) 49,379,822 shares of the Issuer’s common stock outstanding as of November 11, 2011 as reported on its Form 10-Q for the quarter ended September 30, 2011 filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2011, plus (b) 19,000,000 shares issued to investors in a private placement transaction and (c) an additional 3,000,000 shares issued to Third Security affiliates in connection with the closing of that transaction, as disclosed by the Issuer in a current report on Form 8-K dated February 7, 2012.

SCHEDULE 13G

CUSIP No. 89365K206

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Douglas Family Trust (1)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 680,000 (2)
	6	Shared Voting Power -0-
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 680,000 (2)(3)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 680,000 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.0% (4)
12	Type of Reporting Person OO

(1)	James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are co-trustees.
(2)	The Douglas Family Trust also holds a warrant to purchase 340,000 shares of common stock at a price of $1.25 per share however, this warrant is not currently exercisable and will only be exercisable within the next 60 days if the aggregate amount of shares beneficially owned by this affiliated group falls below 4.99% of the total outstanding shares of the Company, at which point the warrants will be exercisable within sixty days only to the extent that such exercise would not cause the beneficial ownership this affiliated group to exceed 4.99% of the outstanding shares.
(3)	Kevin Douglas has dispositive power with respect to the securities held by the Douglas Family Trust.
(4)	Based on 71,379,822 shares of common stock outstanding, calculated as follows (a) 49,379,822 shares of the Issuer’s common stock outstanding as of November 11, 2011 as reported on its Form 10-Q for the quarter ended September 30, 2011 filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2011, plus (b) 19,000,000 shares issued to investors in a private placement transaction and (c) an additional 3,000,000 shares issued to Third Security affiliates in connection with the closing of that transaction, as disclosed by the Issuer in a current report on Form 8-K dated February 7, 2012.

SCHEDULE 13G

CUSIP No. 89365K206

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 1,320,000 (2)
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 1,320,000 (2)
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,320,000 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.8% (3)
12	Type of Reporting Person OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)	The James Douglas and Jean Douglas Irrevocable Descendants’ Trust also holds a warrant to purchase 680,000 shares of common stock at a price of $1.25 per share however, this warrant is not currently exercisable and will only be exercisable within the next 60 days if the aggregate amount of shares beneficially owned by this affiliated group falls below 4.99% of the total outstanding shares of the Company, at which point the warrants will be exercisable within sixty days only to the extent that such exercise would not cause the beneficial ownership this affiliated group to exceed 4.99% of the outstanding shares.
(3)	Based on 71,379,822 shares of common stock outstanding, calculated as follows (a) 49,379,822 shares of the Issuer’s common stock outstanding as of November 11, 2011 as reported on its Form 10-Q for the quarter ended September 30, 2011 filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2011, plus (b) 19,000,000 shares issued to investors in a private placement transaction and (c) an additional 3,000,000 shares issued to Third Security affiliates in connection with the closing of that transaction, as disclosed by the Issuer in a current report on Form 8-K dated February 7, 2012.

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:
Transgenomic, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
12325 Emmet Street
Omaha, NE 68146

Item 2.

(1)(a)	NAME OF PERSONS FILING:
Kevin Douglas
Michelle Douglas
James E. Douglas III

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
125 E. Sir Francis Drake Blvd., Ste 400
Larkspur, CA 94939

(c)	CITIZENSHIP:
United States

(d)	TITLE OF CLASS OF SECURITIES:
Common Stock

(e)	CUSIP NUMBER:
8936K206

(2)(a)	NAME OF PERSONS FILING:
K&M Douglas Trust
Douglas Family Trust
James Douglas and Jean Douglas Irrevocable Descendants’ Trust

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
125 E. Sir Francis Drake Blvd., Ste 400
Larkspur, CA 94939

(c)	CITIZENSHIP:
California

(d)	TITLE OF CLASS OF SECURITIES:
Common Stock

(e)	CUSIP NUMBER:
8936K206

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

Item 4.	Ownership

Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which are incorporated by reference herein.

Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2012	* Kevin Douglas
KEVIN DOUGLAS

Date: March 13, 2012	* Michelle Douglas
MICHELLE DOUGLAS

Date: March 13, 2012	* James E. Douglas III
JAMES E. DOUGLAS III

K&M DOUGLAS TRUST

Date: March 13, 2012	* Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: March 13, 2012	* Michelle Douglas
By: Michelle Douglas
Title: Trustee

DOUGLAS FAMILY TRUST

Date: March 13, 2012	* James E. Douglas, Jr.
By: James E. Douglas, Jr.
Title: Trustee

Date: March 13, 2012	* Jean A. Douglas
By: Jean A. Douglas
Title: Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: March 13, 2012	* Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: March 13, 2012	* Michelle Douglas
By: Michelle Douglas
Title: Trustee

*By:	/s/ Eileen Davis-Wheatman
Eileen Davis-Wheatman
Attorney-in-fact

EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares Common Stock of Transgenomic, Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: March 13, 2012	* Kevin Douglas
KEVIN DOUGLAS

Date: March 13, 2012	* Michelle Douglas
MICHELLE DOUGLAS

Date: March 13, 2012	* James E. Douglas III
JAMES E. DOUGLAS III

K&M DOUGLAS TRUST

Date: March 13, 2012	* Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: March 13, 2012	* Michelle Douglas
By: Michelle Douglas
Title: Trustee

DOUGLAS FAMILY TRUST

Date: March 13, 2012	* James E. Douglas, Jr.
By: James E. Douglas, Jr.
Title: Trustee

Date: March 13, 2012	* Jean A. Douglas
By: Jean A. Douglas
Title: Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: March 13, 2012	* Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: March 13, 2012	* Michelle Douglas
By: Michelle Douglas
Title: Trustee

*By:	/s/ Eileen Davis -Wheatman
Eileen Davis Wheatman
Attorney In fact

LIMITED POWER OF ATTORNEY FOR

REPORTING OBLIGATIONS UNDER SECTIONS 13(D) AND 13(G) OF THE SECURITIES

EXCHANGE ACT OF 1934

The undersigned hereby make, constitute and appoint each of Tim McGaw, Eileen Davis-Wheatman and Kevin Douglas, acting either individually or together, as each of the undersigned’s true and lawful attorneys-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of each of the undersigned to:

(1) prepare, execute, acknowledge, deliver and file Schedules 13D and 13G (including any amendments thereto) with respect to the securities of Transgenomic, Inc., a corporation formed under the laws of the state of Delaware (the “Company”), with the U.S. Securities and Exchange Commission, any national securities exchanges and the Company, as considered necessary or advisable under Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations promulgated thereunder (including, without limitation, Regulation 13D-G);

(2) seek or obtain, as each of the undersigned’s representative and on each of the undersigned’s behalf, information on transactions in the Company’s securities from any third party, including brokers, employee benefit plan administrators and trustees, in connection with the foregoing, and the undersigned hereby authorizes any such person to release any such information to any of the attorneys-in-fact and approve and ratify any such release of information; and

(3) perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledge that:

(1) this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in his or her discretion on information provided to such attorney-in-fact without independent verification of such information;

(2) any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

(3) none of such attorneys-in-fact assumes (i) any liability for any responsibility of the undersigned to comply with the requirements of the Exchange Act, or (ii) any liability of the undersigned for any failure to comply with such requirements; and

(4) this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the obligations of the undersigned under the Exchange Act, including without limitation the reporting requirements under Sections 13(d) and 13(g) of the Exchange Act and Regulation 13D-G promulgated thereunder.

The undersigned hereby give and grant each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, appropriate or desirable to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

This Limited Power of Attorney shall remain in full force and effect until the undersigned are no longer required to file Schedules 13D or 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

The undersigned have caused this Limited Power of Attorney to be executed as of this 13th day of March, 2012.

KEVIN DOUGLAS

/s/ Kevin Douglas

MICHELLE DOUGLAS

/s/ Michelle Douglas

JAMES E. DOUGLAS, III

/s/ James E. Douglas III

K&M DOUGLAS TRUST

/s/ Kevin Douglas
By: Kevin Douglas
Title: Trustee

/s/ Michelle Douglas
By: Michelle Douglas
Title: Trustee

DOUGLAS FAMILY TRUST

/s/ James E. Douglas, Jr.
By: James E. Douglas, Jr.
Title: Trustee

/s/ Jean A. Douglas
By: Jean A. Douglas
Title: Trustee

JAMES DOUGLAS AND JEAN DOUGLAS
IRREVOCABLE DESCENDANTS’ TRUST

/s/ Kevin Douglas
By: Kevin Douglas
Title: Trustee

/s/ Michelle Douglas
By: Michelle Douglas
Title: Trustee